UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 11-K
_________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to _________________________________
Commission file number 1-13270
_________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLOTEK INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Flotek Industries, Inc.
10603 W. Sam Houston Pkwy N., Suite 300
Houston, Texas 77064

FLOTEK INDUSTRIES, INC. 401(k) PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	ii

Financial Statements and Supplemental Schedule:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	1

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	2

Notes to Financial Statements	3

Supplemental Schedule*:

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015	10

Signature	11

Exhibit Index:

Exhibit 23 – Consent of Hein & Associates LLP

*
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as the schedules are not applicable or required.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator
Flotek Industries, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Flotek Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Hein & Associates LLP
Houston, Texas
June 28, 2016

ii

FLOTEK INDUSTRIES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILBLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
Investments, at fair value:
Money market	$13,778	$2,018
Common/collective trust funds	1,443,574	1,322,217
Common stock fund	1,190,783	2,091,422
Mutual funds	14,121,404	11,197,574
Total investments, at fair value	16,769,539	14,613,231
Notes receivable from participants	515,001	399,599
Other assets	450	825
Net assets available for benefits, at fair value	17,284,990	15,013,655
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,499)	(14,961)
Net assets available for benefits	$17,277,491	$14,998,694

See accompanying Notes to Financial Statements.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2015

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(1,418,890)
Dividends	566,195
Interest income on notes receivable from participants	23,978
Other investment income	1,262
Total investment loss	(827,455)

Contributions:
Employer matching contributions	983,033
Participant contributions	2,329,782
Rollovers	1,512,939
Total contributions	4,825,754

Other income	12,464
Total additions to net assets	4,010,763

Deductions from net assets attributed to:
Benefits paid to participants	(1,628,685)
Deemed distributions of participant loans receivable	(61,526)
Administrative fees	(41,438)
Other expenses	(317)
Total deductions from net assets	(1,731,966)

Net increase in net assets	2,278,797
Net assets available for benefits, beginning of year	14,998,694
Net assets available for benefits, end of year	$17,277,491

See accompanying Notes to Financial Statements.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1—Description of the Plan
The following description of Flotek Industries Inc. 401(k) Plan (the “Plan”) is provided for general informational purposes only. Plan participants (“Participant(s)”) should refer to the Plan document for a complete description of Plan provisions.
General
Effective June 1, 2002, Flotek Industries, Inc. (the “Company”) established a defined 401(k) contribution plan with voluntary employee participation available on the first day of employment and attainment of 18 years of age. The Plan does not meet the requirements of a safe harbor 401(k) plan.
The Board of Directors and the Company coordinate and manage the administration of the Plan. On March 14, 2011, the Company’s Board of Directors approved the formation of the Investment Committee of the Flotek Industries, Inc. 401(k) Plan (the “Investment Committee”). The role of the Investment Committee is to oversee the investment management, policies, and guidelines of the Plan. The Investment Committee’s responsibilities include the review of the Plan’s investment manager selection, investment benchmarks, investment performance, and investment risk management policies. The Investment Committee monitors the management of the Plan for compliance with the investment policies and guidelines and for meeting investment performance objectives over time.
Plan Trustee
Effective October 1, 2012, the Company engaged Bank of America Merrill Lynch as the Trustee (“Merrill Lynch” or the “Trustee”) and investment custodian of the Plan. Concurrently, the Company appointed Merrill Lynch Retirement Services 401(k) Plan Recordkeeping and Trust Services as the Plan’s recordkeeper. The Trustee holds all property received and invests and reinvests Plan assets pursuant to Participant investment selections and Plan documents.
Contributions
Participants have the option to elect to contribute from 1% to 20% (in increments of 1%) of qualified compensation. Qualified compensation is defined within the Plan document and is subject to restrictions of the Internal Revenue Code of 1986, as amended (“IRC”). Participant contributions are withheld on a pro rata basis from each payroll as either pre-tax or Roth contributions. Failure by any eligible employee to elect a withholding percentage results in 4% of the Participant’s qualified compensation being automatically contributed to the Plan until such time as the Participant modifies his or her contribution election or opts out of Plan participation.
The Company has a discretionary matching contribution of 100% of up to 2% of a Participant’s compensation and, if greater, the Company matches contributions at 50% from 4% to 8% of the Participant’s compensation. Company matching contributions are allocated in the same proportion as the Participant’s elective contributions. In addition, the Company may make a discretionary Company profit-sharing contribution to Participants who are employed with the Company on the last day of the calendar year.
In accordance with the IRC, Participant contributions were limited to $18,000 during 2015. Participants 50 years of age prior to December 31, 2015 were eligible to make catch-up contributions of up to $6,000 during 2015.
Vesting
Both Company matching and Company profit sharing contributions are fully vested upon contribution. Participant contributions are always fully vested upon contribution.
Contribution and Investment Elections
Salary contribution percentages are determined by the Participant, except where the Plan’s automatic contribution percentage applies. The investment of a Participant’s account is Participant directed, except where the Participant fails to make an election with respect to investments, in which case the Participant’s account will be invested in the Plan’s default investment. Contribution percentage elections, investment allocations, and modifications to either, may be made by the Participant at any time by contacting Merrill Lynch or via the internet, with such selections or modifications becoming effective within a reasonable period of time thereafter. Participants may discontinue participation in the Plan and may later re-enroll in the Plan.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants
A Participant may borrow up to 50 percent of his or her vested account balance, ranging from a minimum of $500 to a maximum of $50,000. A Participant may have only one loan outstanding at any one time. A loan is required to be repaid through payroll deductions over a period not to exceed five years, with the exception of loans for the purchase of a primary residence which may be repaid over a period of up to 30 years. Early payoff of Participant loans is permitted by the Plan. The loan interest rate applied to Participant loans is fixed on the date the loan is requested at the prime rate published in the Wall Street Journal on the last business day of the previous month plus 2%. Participant loans are limited to Participants who are active employees.
Notes receivable from Participants are measured at the Participant’s unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as Plan distributions in accordance with the terms of the Plan document.
Form of Benefits
A Participant may withdraw the total vested amount in his or her account upon either (i) termination of employment, (ii) reaching age 59½, (iii) disability, or (iv) death. The full value of the Participant’s account may be distributed to the Participant upon retirement or permanent disability, if elected by the Participant, and is subject to income taxation upon distribution. If death occurs before termination of employment, the Participant’s fully vested account is distributed to his or her designated beneficiary(s). If the value of the Participant’s account is less than or equal to $5,000, the beneficiary(s) will receive a lump sum payment of the entire account balance within a reasonable time after the Participant’s death regardless of whether the beneficiary(s) elect distribution of the benefit. If the value of the Participant’s account is greater than $5,000, the beneficiary(s) may elect distributions from the account in a lump sum payment or installment payments and such distributions may generally begin when elected by the beneficiary(s).
Participants may elect to have vested benefits distributed as soon as administratively feasible following the termination of employment. If the value of the Participant’s vested benefit is less than or equal to $5,000, however, a lump-sum distribution will be made within a reasonable time after the Participant terminates employment regardless of whether the Participant elects distribution of the benefit.
Forfeitures
Forfeitures are first applied to reduce administrative costs of the Plan. Forfeitures are then used to reduce employer contributions. Any remaining forfeitures are then allocated to Participants. Forfeitures for the year ended December 31, 2015 were not material.
Rollover Contributions
Generally, when a Participant receives a qualified total distribution from another qualified plan as defined in the IRC, the Participant is permitted to rollover those funds into the Plan.
Participant Accounts
Each Participant account is credited with the Participant’s contributions, Company matching, and Company profit sharing contributions, if any, and earnings thereon based on the Participant’s investment allocation.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2—Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Administrative Expenses
Administrative expenses consist of all expenses incidental to the administration, termination, or protection of the Plan, including, but not limited to, legal, accounting, investment manager, and trustee fees.
Certain administrative fees are incurred by Participants such as loan management fees, guided investment fund advice, and account liquidation fees as a result of early distribution penalties or due to unqualified account withdrawals or distributions. Substantially all other administrative expenses are paid by the Plan sponsor, the Company.
Risks and Uncertainties
The Plan provides for various investment options offered by the Trustee. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” This standard removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification (“ASC”) 820. The pronouncement is effective for the Plan retrospectively for fiscal years beginning after December 15, 2015 with early adoption permitted. Plan management is currently evaluating the impact the pronouncement will have on the Plan’s financial statements.
In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.” This standard designates contract value as the only required measure for fully benefit-responsive investment contracts and simplifies the disclosure requirements for investments within Topic 820, Fair Value Measurement, and Topics 960, 962, and 965. The pronouncement is effective for the Plan retrospectively for fiscal years beginning after December 15, 2015 with early adoption permitted. Plan management is currently evaluating the impact the pronouncement will have on the Plan’s financial statements.
Payment of Benefits
Benefits are recorded when paid.
Valuation of Investments
The fair value of assets is determined using various methods, which are impacted by a number of factors, including the availability of observable market data over the contractual term of the underlying assets. For some of the Plan’s assets, fair value is determined based on directly observable market data or data available for similar assets in similar markets. For other assets, the fair value may be determined based on these inputs as well as other assumptions related to estimates of these assets, such as the creditworthiness of the issuer. Changes in net unrealized appreciation or depreciation are captured in the carrying value of the underlying investments in the statements of net assets available for benefits. Dividends are recorded on the ex-dividend date.
Plan investments in mutual funds are stated at fair value based upon quoted market prices. Investments in the Company’s common stock fund are reported at fair value based upon the quoted market price of the shares held in the fund. Shares of common/collective trust funds are valued at net asset value. Investment contracts are valued at fair value and reconciled to contract value for fully benefit-responsive investment contracts, as determined by the Plan’s Trustee.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Investment Contracts
Investment contracts within defined contribution plans are required to be reported at fair value. Contract value, however, is the relevant measurement, as required by U.S. GAAP, for fully benefit-responsive investment contracts as the contract value is representative of the amount a Participant would receive upon initiation of permitted transactions in accordance with the terms of the contract.
During 2015 and 2014, the Plan invested in fully benefit-responsive investment contracts. The Plan’s statements of net assets available for benefits presents the fair value of these investment contracts as well as an adjustment from fair value to contract value resulting from Participant contributions and associated earnings, less withdrawals and administrative expenses. The statement of changes in net assets available for benefits is prepared on a contract value basis.
The Plan’s investments in fully benefit-responsive investment contracts are held in the Columbia Trust Stable Government I-50 Fund.
Note 3—Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2015	2014
Investments at fair value:
Money market, common/collective trust funds and mutual funds:
BlackRock S&P 500 Index Institutional	$1,669,628	$1,075,460
Columbia Trust Stable Government I-50 Fund	1,443,574	1,322,217
Invesco Comstock Fund Class A	1,671,484	1,476,661
MFS Mid Cap Value Fund Class A	1,159,060	1,063,590
Prudential Jennison Growth Fund Class A	1,482,697	1,219,307
Templeton Foreign Fund Class A	1,037,994	860,166
Wells Fargo Core Bond Fund Class A	2,690,467	2,128,482
Flotek Industries, Inc. Common Stock Fund	1,190,783	2,091,422
Investments exceeding 5% of plan assets	12,345,687	11,237,305
Other investments	4,423,852	3,375,926
Total investments at fair value	$16,769,539	$14,613,231
The Flotek Industries, Inc. Common Stock Fund represents 6.9% and 13.9% of net assets available for plan benefits as of December 31, 2015 and 2014, respectively.
Plan investments depreciated in value (including realized gains and losses from the sale of investments and unrealized gains and losses on investments held during the year) as follows:

Year Ended December 31, 2015
Common/collective trust funds	$9,777
Common stock fund	(733,614)
Mutual funds	(695,053)
Total net depreciation	$(1,418,890)

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4—Investment Contracts
The Plan holds investments in a common/collective trust fund, the Columbia Trust Stable Government I-50 Fund (the “Trust Fund”). Investments in the Trust Fund are originated with the purchase of individual units which are invested in the Columbia Trust Stable Government Fund (“Underlying Fund”). The Underlying Fund’s investment objective is to preserve principal while maximizing current income. The Underlying Fund may invest in fixed income instruments, stable value investment contracts issued by various banks, life insurance companies and other financial institutions, and units of collective investment funds with investment objectives similar to those of the Fund.
To mitigate the risk of market losses on the unit investments, the Trust Fund entered into synthetic guaranteed investment contracts (“Synthetic GIC’s”) which are fully benefit-responsive investment contracts. Synthetic GIC’s are portfolios of securities (debt securities and units of collective trusts) owned by the Trust Fund. The Synthetic GIC’s and associated derivative instruments (“Wrapper Contracts”) are designed to minimize the risk of losses on these securities. Synthetic GIC’s enable the Plan to protect the principal amount invested over a specified period of time and maintain a constant net asset value per share or unit. The assets underlying the investment contracts are owned by the Trust Fund with the Plan owning units of the Trust Fund.
Investment contracts held by a defined contribution plan are required to be reported at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measure attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
The Plan’s investments covered by Synthetic GIC’s earn interest at interest crediting rates that typically reset on a monthly or quarterly basis. These interest crediting rates are based on the characteristics of the underlying fixed income portfolio.
Factors that influence the future average crediting rates include: (i) the level of market interest rates; (ii) the amount and timing of Participant contributions, transfers, and withdrawals into or out of the investment contract; (iii) the investment return generated by the fixed income investments that underlie the investment contracts; and (iv) the duration of the underlying fixed income investments.
The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the contract value are captured in the statements of net assets available for benefits as an adjustment from fair value to contract value for fully benefit-responsive investment contracts.
The average yield earned by the Plan for all fully benefit-responsive investment contracts for the years ended December 31, 2015 and 2014, was 0.71% and 0.54%, respectively. The average yield earned by the Plan for all fully benefit-responsive investment contracts, with an adjustment to reflect the actual interest rate credited to participants in the Plan, for the years ended December 31, 2015 and 2014, was 1.32% and 1.36%, respectively.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include (i) termination of the Trust Fund, (ii) a material adverse change to the provisions of the Trust Fund, (iii) investment participants electing to withdraw from an investment contract in order to switch to a different provider, and (iv) terms of a successor Trust Fund that do not meet the contract issuer’s criteria for the issuance of a similar contract. Based on prior experience, the Trust Fund’s management believes it is not probable that such events would be of sufficient magnitude to limit the ability of the Trust Fund to transact at contract value. Given that such events are beyond the control of the Trust Fund and Plan management, there can be no guarantee that this will be the case.
In some cases, an investment contract issuer may terminate a contract with the Trust Fund and settle at an amount different than the contract value. Examples of these events include (i) the Trust Fund’s loss of its qualified status, (ii) material breaches by the Trust Fund of its responsibilities that are not cured, and (iii) material and adverse changes to the provisions of the Trust Fund. If one of these events were to occur, the investment contract issuer could terminate the wrapper contract at the market value of the underlying investments.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5—Fair Value of Investments
Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs utilized in determining fair value are based on a three level valuation hierarchy that prioritizes these inputs based on the degree to which they are observable. Following is a description of the three input levels of the fair value hierarchy:

•	Level 1 — unadjusted, quoted prices for identical assets or liabilities in active markets;

•
Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data;

•	Level 3 — unobservable inputs based upon the reporting entity’s internally developed assumptions that market participants would use in pricing the asset or liability.
Following is a description of the valuation methodologies used for assets measured at fair value:
Mutual Funds and Common Stock Fund
Plan investments include mutual funds and the Company’s own stock. The Company determined that valuation measurement inputs of these equity securities required no adjustment from quoted prices in the market. As such, the Plan’s investment in mutual funds and the Company’s own stock reflect unadjusted quoted prices from active markets. Accordingly, the Company classified these Plan investments within Level 1 of the fair value hierarchy.
Common/Collective Trust Funds
The Plan has investments in common/collective trust funds. The Company determined the valuation measurement inputs of all common/collective trust fund investments reflect prices based upon quoted market prices for similar assets and liabilities utilizing public information and required no independent third-party valuation or pricing services. Accordingly, the Company concluded the valuation measurement inputs of these securities reflect, at the lowest level, quoted market prices for similar assets in markets where there are few transactions for the assets and categorized such investments within Level 2 of the fair value hierarchy.
The fair values of the Plan’s investments by asset class and input level within the fair value hierarchy are as as follows:

At December 31, 2015	Level 1	Level 2	Level 3	Total
Flotek Industries, Inc. common stock fund	$1,190,783	$—	$—	$1,190,783
Money market	13,778	—	—	13,778
Mutual funds:
Growth funds	1,295,282	—	—	1,295,282
Value funds	2,043,393	—	—	2,043,393
Blend funds	1,065,247	—	—	1,065,247
Income funds	325,396	—	—	325,396
Balanced funds	9,392,086	—	—	9,392,086
Common/collective trust	—	1,443,574	—	1,443,574
Total investments	$15,325,965	$1,443,574	$—	$16,769,539

At December 31, 2014	Level 1	Level 2	Level 3	Total
Flotek Industries, Inc. common stock fund	$2,091,422	$—	$—	$2,091,422
Money market	2,018	—	—	2,018
Mutual funds:
Growth funds	1,118,964	—	—	1,118,964
Value funds	2,159,966	—	—	2,159,966
Blend funds	695,249	—	—	695,249
Income funds	279,889	—	—	279,889
Balanced funds	6,943,506	—	—	6,943,506
Common/collective trust	—	1,322,217	—	1,322,217
Total investments	$13,291,014	$1,322,217	$—	$14,613,231

FLOTEK INDUSTRIES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6—Plan Termination
The Company does not currently have any intention of exercising its right to terminate the Plan. In the event of Plan termination, Participants would become 100% vested in any unvested contributions and all assets remaining in the Plan would be distributed in accordance with Plan provisions.
Note 7—Federal Income Tax Exemption
The Plan uses a Merrill Lynch prototype 401(k) plan document which received a favorable determination letter dated March 31, 2008, from the Internal Revenue Service. The Plan has been amended since the most recent determination letter; however, the Company believes that both the Plan design and operation remain compliant with applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate Plan tax positions and recognize a tax liability (or asset) if the Plan has entered into an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company analyzed the tax positions taken by the Plan, and concluded that as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. Additionally, the Plan has not incurred any penalties or interest on penalties by any taxing jurisdictions for any reason. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2012.
Note 8—Party-in-Interest Transactions
Investments in the Company’s own stock are considered party-in-interest investments because the Company is the Plan sponsor. Effective September 15, 2012, all investments in the Flotek Industries, Inc. Common Stock Fund (the “Common Stock Fund”) were frozen and new investments in the Common Stock Fund are no longer permitted. Participants are allowed to transfer all or a portion of their balance in the Common Stock Fund to one or more funds available within the Plan but are not allowed to transfer amounts into the Common Stock Fund.
The Plan’s available investments may include various mutual funds and other funds offered by the Trustee. Such investments would be considered party-in-interest transactions. At December 31, 2015 and 2014, there were no investments in mutual funds or other funds offered by the Trustee.

FLOTEK INDUSTRIES, INC. 401(k) PLAN
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Majority Value	Cost**	Current Value
	Money Market
BlackRock, Inc.	BIF Money Fund		$13,778

	Mutual Funds
BlackRock, Inc.	BlackRock International Index Class A		834,469
BlackRock, Inc.	BlackRock S&P 500 Index Institutional		1,669,628
Legg Mason, Inc.	ClearBridge Small Cap Growth Fund Class A		99,818
Columbia Management Investment Services	Columbia MidCap Index Fund Class A		347,852
Columbia Management Investment Services	Columbia Small Cap Index Fund Class A		773,977
Delaware Management Holdings, Inc.	Delaware Small Cap Value Fund Class A		342,824
Franklin Templeton Investments	Templeton Foreign Fund Class A		1,037,994
Invesco Ltd.	Invesco Comstock Fund Class A		1,671,484
Janus Capital Group	Janus Enterprise Fund Class A		582,249
MFS Institutional Advisors, Inc.	MFS Mid Cap Value Fund Class A		1,159,060
OppenheimerFunds Distributor, Inc.	Oppenheimer International Growth Fund Class A		744,661
Pacific Investment Management Company LLC	PIMCO Real Return Bond Fund Class A		684,224
Prudential Investment Management Services, LLC	Prudential Jennison Growth Fund Class A		1,482,697
Wells Fargo Funds Management, LLC	Wells Fargo Core Bond Fund Class A		2,690,467
	Total mutual funds		14,121,404

	Common/Collective Trusts
Ameriprise Trust Company	Columbia Trust Stable Government I-50 Fund (contract value $1,436,075)		1,443,574

	Common Stock
Flotek Industries, Inc.*	Flotek Industries, Inc. Common Stock Fund		1,190,783
Total investments			16,769,539

	Participant Loans Receivable and Other Assets
Participants*	Notes receivable from participants (interest rates from 4.25% to 5.25% with various maturity dates through March 26, 2021)		515,001
Other assets	Pending settlements		450
	Total participant loans receivable and other assets		515,451

Total assets held at end of year			$17,284,990
 *    Party-in-interest.
**    Cost not required for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Flotek Industries, Inc. 401(k) Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOTEK INDUSTRIES, INC. 401(k) PLAN (Name of Plan)

Date: June 28, 2016	By:	/s/ ROBERT M. SCHMITZ
Robert M. Schmitz
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
23	*	Consent of Hein & Associates LLP.

*		Filed herewith.